April 27, 2009
Via EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
          Re:   Comment Letter dated April 8, 2009 relating to Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) of Waste Management, Inc. (the “Company”), File No. 001-12154
Dear Mr. Hartz:
          In connection with your review of the Company’s 10-K, we submit the following response to the comments included in your letter of April 8, 2009, which includes the original comments from your letter, in italics, followed by our responses. We understand that you will be reviewing our response and may have additional comments.  We welcome any questions you may have and thank you for the attention devoted to our filing.
Form 10-K for the Fiscal Year Ended December 31, 2008
General – Long-lived Assets, Goodwill and Other Intangible Assets
1.	Your WMRA segment experienced a rapid decline in commodity prices due to a significant decrease in demand for recyclables, and you considered this in your annual goodwill/intangible impairment test for 2008. You may need to record an impairment charge if the current market conditions continue for a sustained period.

Recently it appears that events described in paragraph 8 of FASB 144 may have occurred. Tell us whether you have performed an assessment of your WMRA long-lived assets in compliance with paragraph 8 of SFAS 144, and your policy described on page 72.

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

Whenever it is reasonably possible that a reporting unit or an asset grouping could experience a material impairment, please revise future filings to clarify your disclosures. In particular:
•	Explain how you identified reporting units and asset groupings;

•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units; and

•	Disclose significant assumptions, if applicable:
o	Use of an income-based approach
–	Cash Flows

–	Growth rates

–	Discount rates

–	Use of a weighed average cost of capital or a cost of equity method

–	Risk applications

–	Control premiums
o	Market-based approaches and third-party valuations
–	If important to an understanding of your method, identify the comparable entity

–	Identify adjustments

–	Identify multiples
Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 2.16 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.”

To the extent you gather and analyze information regarding the risks of recoverability of any of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying in your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment charges may be recorded.

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

          As we disclosed in our Risk Factors in the 10-K under the risk “We may record material charges against our earnings due to any number of events that could cause impairments to our assets,” we believe the downturn in the recycling commodities markets could potentially become an issue with respect to the carrying value of WMRA’s assets, depending on the continuation and the severity of the downturn. In connection with our annual goodwill impairment testing, which was conducted in the fourth quarter, we concluded that there was no goodwill impairment. Based on our more recent assessment, including our review of market forecasts and the proactive steps we have taken with respect to our arrangements and agreements for purchases and sales of commodities, we continue to believe that a goodwill impairment is not reasonably likely. We have been monitoring the situation carefully and will continue to do so. However, as discussed below, certain changes have taken place related to our announced first quarter 2009 restructuring that make the likelihood of any goodwill impairment even more remote.
          In addition to our annual goodwill impairment assessments we assess goodwill if events or changes in circumstances indicate a possible impairment, such as the impairment indicators listed in paragraph 8 of FAS 144. The downturn in the commodities markets may appear to be an indicator of an impairment to the goodwill and/or the long-lived assets associated with our WMRA segment. However, for the reasons set forth below, we do not believe that an impairment indicator had occurred as of December 31, 2008 such that an additional assessment under FAS 142 or an assessment of our long-lived assets under FAS 144 is required.
          As we have disclosed, our recycling operations recently have had a negative impact on our consolidated results of operations on a period over period basis. As we have previously disclosed in the Risk Factors included in our Forms 10-K, in the two year period ended December 31, 2007, the year-over-year changes in the quarterly average market prices for old corrugated cardboard ranged from a decrease of as much as 34% to an increase of as much as 83%. The same comparison for old newsprint ranged from a decrease of 16% to an increase of 47%. In the fourth quarter of 2008, the monthly market prices for these commodities decreased by 79% and 72%, respectively, from their high points within the year. These changes are indicative of the historical volatility and cyclical nature of the commodities markets, and are one of the bases on which we determined that the current downturn is not the permanent or long-term type of event that would be an indicator of impairment under FAS 144. At year-end, both our internal projections and the market data we receive from third parties showed a turn around in the markets that would make the possibility of an impairment indicator even more remote. Additionally, it should be noted that the recent significant decreases in the markets are directly following an historical high in the markets for recyclable commodities. The level to which prices have dropped is within a range of the historical five-year cycle. However, having recently experienced a strong

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

market for recyclable commodities, the rapid decline currently experienced is felt harder and perceived as greater.
          Further, we note that in general, our recycling operations are not very capital intensive. A significant portion of our recycling revenues is generated from our brokerage business, which has few assets associated with it. Our material recovery operations are generally conducted at facilities that we operate through operating lease agreement. The equipment we place at these facilities makes up a substantial portion of our recycling long-lived assets. This equipment often can be dismantled and redeployed elsewhere. Even in a circumstance where a facility is shutdown completely, the equipment is normally useful in another facility. As a result, there is not a high asset base for recoverability purposes. FAS 144 requires testing for recoverability when facts and circumstances indicate that assets’ carrying amounts may not be recoverable; the nature of our recycling assets is such that it would take circumstances much more extreme than we have recently experienced for us to believe that the carrying amounts are not recoverable.
          Additionally, the operation of our recycling facilities is integrated with our solid waste operations, particularly our collection operations. As a result, it is rare that for FAS 144 purposes we would have a recycling facility as a stand-alone asset for impairment testing purposes. Our collection operations feed, to a large extent, our facilities and at times the existence of the recycling facility itself is a necessity under the terms of the collection contract. This grouping of assets necessarily means that the negative effect of the downturn in the commodities markets is diluted for impairment assessment purposes because the asset group itself is more valuable and has additional cash flows.
          For all of these reasons, we do not believe that the events in paragraph 8 of FAS 144 had occurred such that an assessment of the long-lived assets of WMRA was necessary. We note that, in light of your comment, we have confirmed our

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

belief that the downturn in the market is not an event that indicates a possible impairment by informally assessing our recycling assets and ensuring none of them came close to being impaired due to the downturn.
          As mentioned, we performed our annual goodwill assessment in the fourth quarter of 2008. Nothing in that assessment caused us to believe that there was an impairment of our long-lived assets. Generally speaking, for our recycling operations, an impairment of goodwill will be experienced prior to an impairment of long-lived assets. Had our goodwill impairment assessment indicated that an impairment of the long-lived assets was a possibility, we may have reconsidered our determination that no events had occurred that would require an assessment under FAS 144.
          We also believe it is important to note that in connection with the first quarter 2009 restructuring of our operations as disclosed in the 10-K, we have transferred the responsibility for the oversight of the day-to-day operations at our recycling facilities to the management teams of our geographic groups. As noted, our recycling facilities are operationally integrated with our solid waste operations. We believe that integrating the management of these facilities with our solid waste business, specifically the transfer stations and collection operations, helps to ensure that we are maximizing the profitability and return on invested capital of all aspects of our business. This change means that management now reviews the results of operations of its four geographic groups including the recently transferred recycling facilities. The brokerage business and electronic recycling services are now reported as part of our “Other” operations. As a result, our Quarterly Report on Form 10-Q for the first quarter 2009 will show a change in our reportable segments; rather than having four geographic segments and two functional segments (WTI and WMRA), we will be reporting four geographic segments and WTI. We conducted an assessment of the goodwill of the WMRA segment before the reclassification and did not find any impairment of the segment’s goodwill before transferring the management of the operations into the different reporting segments.
          We note your request that if it becomes reasonably possible that a reporting unit or asset grouping could experience a material impairment, we will need to clarify our disclosures.
Item 8. Financial Statements and Supplementary Data, page 54
Note 10 – Commitments and Contingencies, page 88 Environmental Matters, page 91

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

2.	You disclose that any of these matters potentially could have a material adverse effect on your consolidated financial statements. We also note that the aggregate potential liability at the high and of the range could be $135 million higher. Please tell us and revise future filings to disclose whether it is reasonably possible that the additional potential losses at any particular site could be material. If so, tell us what consideration you have given to enhanced disclosures concerning that site(s). In particular:
•	A description if the site and nature of and stage of remediation;

•	Circumstances affecting the reliability and precision of loss estimates;

•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	Whether, and to what extent, losses may be recoverable from third parties;

•	The period in which claims for recovery may be realized;

•	The likelihood that claims for recovery may be contested;

•	The financial condition of third parties from which recovery is expected;

•	The timing of payments of accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	Capital expenditures to limit or monitor hazardous substances or pollutants; and

•	Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances.
          We have disclosed that as of December 31, 2008 we have recorded $299 million in our Consolidated Financial Statements for environmental remediation liabilities and if we used the high ends of the ranges for those liabilities, our aggregate potential liability would be approximately $135 million higher on a discounted basis. The liabilities we have disclosed apply to all of our environmental remediation liabilities, not just liabilities at the 74 NPL sites where we have been identified as a PRP.
          As disclosed in the Regulation section of our 10-K, in addition to the laws and regulations administered by the U.S. EPA, we are subject to state, local and provincial environmental laws and regulations. As disclosed on page 42 of the 10-K, in addition to the 273 active landfills we owned or operated at year-end, we are responsible for 195 closed landfills. Additionally, we have environmental remediation liabilities at some transfer stations, material recovery facilities and hauling operations. As a result, our environmental remediation liabilities include obligations associated with state and local remediation actions in addition to EPA Superfund sites. These liabilities could apply to literally hundreds of sites.

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

          We have reviewed our information related to these liabilities and confirm that there is no individual site where it is reasonably possible that the additional potential losses at any such site could be material.
          With respect to the list of items for enhanced disclosures included in your letter, we would like to note that we agree to consider these additional disclosures in those circumstances where we may have individual sites or matters where the additional potential losses could be material.
          Additionally, in the Environmental Matters section beginning on page 91 of our Commitments & Contingencies footnote of the 10-K, we stated that “[a]ny of these matters potentially could have a material adverse effect on our consolidated financial statements.” This statement was not meant to refer specifically to any of the matters described in our disclosure for which there is an estimable, reasonable possibility or a probability of loss. Rather, that statement was meant to warn investors that there could be material liabilities: (i) in circumstances that currently are deemed remote; (ii) for unasserted claims where there is not currently a probability that a claim will be asserted; or (iii) for unasserted claims where, although it is probable that the claim will be asserted, an unfavorable outcome is currently remote. After reviewing our disclosure in light of your comment, we believe the quoted statement may be overly broad, as we are not referring to specific risks but rather are referring to environmental remediation liabilities generally, including those that may be remote. As a result, we intend to delete that sentence from our future disclosures.
          The Company acknowledges that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that the foregoing is responsive to your comments. If you have any questions about this response, please feel free to call me at (713) 512-6367.

Very truly yours, Amanda K. Maki

John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 27, 2009

Senior Counsel – Corporate & Securities

cc:	Dale Welcome, Staff Accountant [SEC] Robert G. Simpson, SVP & CFO [WMI]